Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Condensed Interim Consolidated Financial Statements

For the Three Months Ended September, 2013 and 2012
(Unaudited)

(Expressed in Canadian Dollars)

LiveReel Media Corporation

Notice to Reader of the Condensed Unaudited Interim Consolidated Financial Statements

The accompanying condensed unaudited interim consolidated financial statements of LiveReel Media Corporation for the three months ended September 30, 2013 have been prepared in accordance with International Financial Reporting Standards, consistently applied.

The accompanying condensed unaudited interim financial statements have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditor has not performed a review of the condensed unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

December 5, 2013

LiveReel Media Corporation
Condensed Unaudited Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	Note	September 30, 2013	June 30, 2013

Assets
Current Assets
Cash		$2,582	$20
Other assets	6	4,039	4,039
Total Assets		6,621	4,059
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	7	$23,297	$27,041
Due to related parties	11	46,320	-
Short-term loan payable	8	215,238	209,189
Total Liabilities		284,855	236,230
Shareholders’ Equity (Deficiency)
Capital stock	9	7,880,660	7,880,660
Contributed surplus		347,699	347,699
Equity component of debt		13,497	13,497
Accumulated deficit		(8,520,090)	(8,474,027)
Total Shareholders’ Equity (Deficiency)		(278,234)	(232,171)
Total Liabilities and Shareholders’ Equity		$6,621	$4,059

Going Concern (Note 1)
Related Party Transactions (Note 11)

Approved by the Board  ”Henry Kneis”  Director    ”Jeff Kehoe” Director
                                            (signed)                            (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Condensed Unaudited Interim Consolidated Statements of Operations
and Comprehensive Loss
(Expressed in Canadian Dollars)

For the three months ended September 30,	Note	2013	2012

Revenue		$-	$-
Expenses
Consulting	11	-	12,500
Professional fee	11	21,375	1,216
Shareholders information		15,716	1,565
Office and general		2,900	2,921
Financing costs	11	6,049	3,740
Bank charges and interest		18	286
Foreign exchange loss		5	21
		46,063	22,249
Net loss and comprehensive loss		$(46,063)	$(22,249)
Net loss per share – basic and diluted	10	$(0.00)	$(0.00)
Weighted average number of shares outstanding		23,521,744	23,521,744

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Condensed Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the three months ended September 30,	Note	2013	2012

Cash flows from operating activities
Net loss for the period		$(46,063)	$(22,249)
Adjustment for non-cash items:
Financing costs		6,049	3,740
Changes in working capital items:
Other assets		-	(3,915)
Accounts payable and accrued liabilities		(3,744)	-
Due to related parties		46,320	9,532
		42,576	(12,892)
Cash flows from financing activities
Proceeds from note payable		-	25,000
Increase in cash		2,562	12,108
Cash, beginning of year		20	13,771
Cash, end of year		$2,582	$25,879

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation

Condensed Unaudited Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

For the three months ended September 30, 2013 and 2012

	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders’ Equity (Deficit)

Balance, July 1, 2012	23,521,744	$7,880,660	$347,699	$17,792	$(8,454,342)	$(208,191)
Net loss for the period	-	-	-	-	(22,327)	(22,327)
Balance, September 30, 2012	23,521,744	$7,880,660	$347,699	$17,792	$(8,476,591)	$(230,440)

	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders’ Equity (Deficit)

Balance, July 1, 2013	23,521,744	$7,880,660	$347,699	$13,497	$(8,474,027)	$(232,171)
Net loss for the period	-	-	-	-	(46,063)	(46,063)
Balance, September 30, 2013	23,521,744	$7,880,660	$347,699	$17,792	$(8,520,090)	$(278,234)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2013 and 2012

1.	NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.  The Company’s registered office is 130 King Street West, Suite 2950, Toronto, ON, M5X 1C7

Management has prepared these unaudited interim consolidated financial statements in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due.  The Company has accumulated significant losses since its inception and has incurred significant costs trying to establish its presence in various ventures. To this point, all operational activities and the overhead costs have been funded from the available cash and by equity and debt issuances.  These conditions indicate that there could be a substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company has incurred a net loss of $46,063 during the period, has a working capital deficit of approximately $278,000 and an accumulated deficit of approximately $8.5 million.  The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company has facilitated funding for its fiscal year through the issuance of short-term debt (see Note 8) to assist with the Company’s working capital requirements.  These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  It will continue to look to its largest shareholder for continued financial support if necessary.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 “Interim Financial reporting” (“IAS 34”) using accounting policies in conformity with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFIRC”).

The consolidated financial statements were approved by the Company’s board of Directors and authorized for issue on December 5, 2013.

The condensed unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements.

(b)	Basis of Presentation

These condensed unaudited interim consolidated financial statements have been prepared on the historical cost basis.  Historical Cost is based on the fair value of the consideration given in exchange for assets.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Consolidation

The condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). The subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation effective August 10, 2006.

LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

(d)	Functional and Presentation Currency

These condensed unaudited interim consolidated financial statements have been prepared in Canadian dollars, which is the Company’s functional and presentation currency.

(e)	Financial instruments

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value through profit or loss which are initially measured at fair value.

Financial assets are classified into the following categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”), ‘held-to-maturity investments’, ‘available-for-sale’ financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities:

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Other financial liabilities including borrowings are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Financial instruments (continued)

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company’s financial instruments consist of the following:
Financial assets:	Classification:

Cash	FVTPL
Other assets	Other financial assets

Financial liabilities:	Classification:

Amounts payable and accrued liabilities	Other financial liabilities
Convertible notes payable	Other financial liabilities
Short-term loan	Other financial liabilities

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Change in assumptions could significantly affect the estimates. The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or the counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying value is reduced through the use of an allowance account. When an amounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

(g)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes.  Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.

In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting estimates based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include the valuation of financial instruments and income tax assets.

(i)	Recent accounting policies

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended June 30, 2013, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except for IFRS 9 Financial Instruments, which becomes mandatory for the Company’s 2015 consolidated financial statements and is expected to impact the classification and measurement of financial assets. The extent of the impact has not been determined.

IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. Under IFRS 10, control is the only basis for consolidation. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not believe there will be any impact from this standard.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of the arrangement rather than its legal form. The standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IFRS 11, entities no longer have a choice to proportionately consolidate or equity account for interests in joint ventures. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment's opening balance is tested for impairment in accordance with IAS 28 Investment in Associates and Joint Ventures and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. This standard is effective for annual periods beginning on or after January 1, 2013.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Recent accounting policies (continued)

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope. IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

IAS 19 Employee Benefits

In June 2011, the IASB amended IAS 19 Employee Benefits. The amendments contain significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed “remeasurements” and will be recognized immediately in OCI. Remeasurements recognized in OCI will not be recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan will be computed based on the application of the discount rate to the net defined benefit asset or liability. Enhanced disclosures will provide information about the characteristics of defined benefit plans and the risk that entities are exposed to through participation in those plans.The amended standard is effective for annual periods beginning on or after January 1, 2013.

IAS 27 Separate Financial Statements

In May 2011, the IASB amended IAS 27 Separate Financial Statements. The amendment removes the requirements for consolidated statements from IAS 27, which has been included in IFRS 10, and mandates that when a company prepares separate financial statements, investment in subsidiaries, associates and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 (or IAS 39 if IFRS 9 is not yet effective). In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for annual periods beginning on or after January 1, 2013.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Recent accounting policies (continued)

IAS 28 Investments in Associates and Joint Ventures

In May 2011, the IASB amended IAS 28 Investments in Associates and Joint Ventures. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the remeasurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for annual periods beginning on or after January 1, 2013

3.	CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

4.	FINANCIAL INSTRUMENTS AND RISK FACTORS

There has been no change with respect to the overall risk management objectives during the three months year ended September 30, 2013.

The Company’s financial instruments consisting of cash, other assets, accounts payable and other accrued liabilities and short term loan payable, approximate fair value due to the relatively short term maturities of the instruments.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is identified as Level 1.
As at September 30, 2013, the Company had a working capital deficit of $278,234, including $215,238 loan payable to its largest shareholder.  The Company will continue to look to its largest shareholder for continued financial support if necessary.

The Company has exposure to Liquidity risk.  Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2013 and 2012

5.	CATEGORIES OF FINANCIAL INSTRUMENTS

	September 30, 2013	June 30, 2013
Financial assets:
FVTPL
Cash	$2,582	$20
Other assets	4,039	4,039
Total	$6,621	$4,059

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$23,297	$27,041
Due to related parties	46,320	-
Short-term loan	215,238	209,189
Total	$284,855	$236,230

6.	OTHER ASSETS

	September 30, 2013	June 30, 2013

Tax recoverable	$4,039	$4,039

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities include the following:

	September 30, 2013	June 30, 2013

Accounts payable	$6,347	$10,091
Accrued liabilities	16,950	16,950
Total	$23,297	$27,041

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2013 and 2012

8.	SHORT-TERM LOAN

On September 17, 2012, the Company entered into an unsecured loan agreement with the Billidan Family Trust, a related party to the Company’s former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of twelve months maturing September 17, 2013, bore interest at 12% per annum until maturity, and would be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was also repaid in full in connection with the change in control of the Company and additional debt financing of the Company in March 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000.   The loan has a term of twelve months maturing December 19, 2013, bears interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

On March 22, 2013, Difference acquired control of the Company by the acquisition of a majority of common shares of the Company, and entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan has a term of twelve months maturing March 22, 2014, bears interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

9.	CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:

	September 30, 2013		September 30, 2012
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	23,521,744	$7,880,660	23,521,744	$7,880,660

End of year	23,521,744	$7,880,660	23,521,744	$7,880,660

10.	LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three month period ended September 30, 2013, which were 23,521,744 shares (three month period ended September 30, 2012 – 23,521,744).

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2013 and 2012

11.	RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended September 30, 2013 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)	During the quarter ended September 30, 2013, the Company received $46,320 (2012 – nil) in advances from Difference, its largest shareholder, for working capital purposes.
b)
During the quarter ended September 30, 2012, consulting fees included $7,500 paid to the former Chief Executive Officer of the Company and $5,000 paid to the former Chief Financial Officer of the Company.  No consulting fees were paid to any related parties during the quarter ended September 30, 2013.

c)
Financing costs include $6,049 payable to Difference during the quarter ended September 30, 2013. During the three months ended September 30, 2012, financing costs of $3,740 consisted of the accretion on the debt associated with the convertible note entered into with the Billidan Family Trust, a related party to the Company’s former largest shareholder.

12.	SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.